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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

REMEC, INC.

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(Name of Issuer)

COMMON SHARES, $.01 PAR VALUE

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(Title of Class of Securities)

759543 20 0

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(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

October 28, 2009

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 759543 20 0

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 759543 20 0

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

466,032

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

466,032

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

466,032

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.55%

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 759543 20 0

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

1,249,720

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

1,249,720

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,720

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.16%

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14

TYPE OF REPORTING PERSON*

IA

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

SCHEDULE 13D

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CUSIP NO. 759543 20 0

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

70,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

70,000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.23%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned on March 23, 2009, September 18, 2008, September 4, 2007, April 24, 2008 and August 21, 2008. This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock, $01 Par Value (the "Shares") of REMEC, Inc.  The address of Issuer’s principal officers is 3790 Via De La Valle, Suite 311, Del Mar CA, 92014.

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as “Ancora” or “Ancora Group”.  Participants in the Ancora Group include Ancora Capital, an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, the main subsidiary of Ancora Capital incorporated in the state of Nevada; Ancora Advisors LLC, a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of the aforementioned entities. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities, Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) the Financial Industry Regulatory Authority (FINRA) formerly known as the NASD. Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund, and Ancora Special Opportunity Fund are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Richard Barone is the controlling shareholder of Ancora Capital, controls 31% of Ancora Advisors and is Chairman of and has an ownership interest in the various Ancora Funds.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. Barone, have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

Mr. Barone and the other entities named herein acquired Shares to establish investment positions in the Issuer.  Subject to market and business conditions and other factors, Mr. Barone and other entities named herein may purchase additional Shares, maintain their present ownership of Shares or sell some or all of the Shares.  Except as set forth above, the Reporting Persons have no plans or proposals relating to any of the items enumerated in the instructions for Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of October 28, 2009, and the percentage of the Shares outstanding represented by such ownership (based on 30,031,000 shares outstanding as of September 7, 2009):

Name:

No. of Shares

Percent of Class

Ancora Advised & Affiliated

1,100,752

3.67%

     Partnerships (1)

Ancora Advised Mutual Funds

565,000

1.88%

  and Managed Accounts (2)

Ancora Owners/Employees(3)

120,000

0.40%

Total

1,785,752

5.95%

(1) These Shares are owned by investment partnerships that are managed by Ancora Advisors or investment partnership advisors that are affiliated with Ancora.  These Shares are owned by investment partnership clients of the advisor(s). Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors acting as a general partner or an affiliate acting as a general partner under agreement with the partnership, they may be deemed to beneficially own 1,100,752 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(2) Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 565,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(3) These shares are owned by the owners, employees and associated persons of Ancora including Mr. Barone.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, and Richard Barone, dated October 28, 2009.

Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

October 28, 2009

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

EXHIBIT A

                 REMEC, INC. (REMC)

              SECURITY CROSS REFERENCE

Date	Buy/Sell	Quantity	Price
9/9/09	Buy	89	0.850
9/9/09	Buy	3,911	0.870
9/2/09	Buy	5,000	0.880
9/10/09	Buy	2,000	0.840
9/10/09	Buy	3,000	0.870
9/15/09	Buy	15,000	0.790
9/16/09	Buy	10,000	0.790
9/16/09	Buy	10,000	0.800
9/22/09	Buy	10,000	0.870
9/24/09	Buy	1,500	0.880
9/30/09	Buy	1,500	0.950
10/1/09	Buy	1,000	0.920
10/8/09	Buy	5,000	0.900
10/8/09	Buy	5,000	0.890
10/8/09	Buy	14,000	0.890
10/9/09	Buy	2,500	0.920
10/9/09	Buy	2,500	0.915
		92,000

Date	Buy/Sell	Quantity	Price
10/15/09	Sell	-1,769,000	0.8173
		-1,769,000

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated October 28, 2009 (including amendments thereto) with respect to the Common Stock of REMEC, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

October 28, 2009

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE